April 5, 2012

Larry M. Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Fortune Industries, Inc.

Form 10-K for the Year Ended June 30, 2011

Filed September 28, 2011

Form 10-Q for the Quarterly Period ended December 31, 2011

Filed February 13, 2012

File Number 1-32543

Dear Mr. Spirgel:

This letter is in response to the written comment from the Staff of the Securities and Exchange Commission (the “SEC”) on March 8, 2012 in connection with above-referenced forms filed by Fortune Industries, Inc. (the “Company”).

Form 10-K for the fiscal year ended June 30, 2011

General

1. The Company will change the file number to 1-32543 in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Income Taxes, page 22

2.	The Company proposes the following disclosure for Critical Accounting Policies contained within MD&A regarding Income Taxes:

Deferred tax assets are recognized for taxable temporary differences, tax credit and net operating loss carryforwards. These assets are reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. For this purpose, management considered evidence, both positive and negative, regarding various uncertainties identified as risk factors to the Company. Recent events, including significant turmoil within the domestic and foreign financial markets, healthcare legislation and increasing unemployment tax rates and taxable wage thresholds, more than likely are expected to contribute to atypical customer attrition and decreased gross profits. Additionally, since the divesture of certain segments in fiscal 2009 unrelated to the Company’s current focus of full service human resources, the Company has had positive results for the last three fiscal periods for financial reporting purposes. However, the Company has not evidenced a similar trend for income tax reporting purposes, experiencing net operating losses in four of prior five fiscal periods, with the current fiscal year as the exception. These taxable losses are primarily the result of permanent timing differences related to the amortization of certain intangible assets for income tax purposes through 2022. The Company’s deferred tax assets and liabilities are susceptible to erratic changes due to the inherent unpredictable nature of the Company’s insurance claim liabilities and sensitivity to unemployment and wage volatility. Changes in the economy and federal and state legislature, both favorable and unfavorable, will impact management’s assumptions and estimates in future periods.

Mr. Larry M. Spirgel

Securities and Exchange Commission

April 5, 2012

As of June 30, 2011, management has determined that a 90% valuation allowance against the Company’s $5.1 million component of deferred tax assets generated by the net operating loss carryforward of $12.3 million is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. This represents a decrease from the prior fiscal year’s 100% allowance as the Company experienced positive taxable earnings in the current year for the first time in five years. As a result, management elected to limit the valuation allowance release to 10% as the Company has not established a significant historical trend of taxable earnings. As of June 30, 2011, management has also determined that a $1.6 million valuation allowance against the Company’s $3.9 million of deferred tax assets generated by book versus tax differences of certain assets and liabilities is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. This 40% valuation allowance represents a decrease from the prior fiscal year’s 45% due to the aforementioned earnings trend. The Company released $0.8 million of the valuation allowance in fiscal 2011 due to the positive earnings in the Company’s operations and projected earnings in fiscal 2012 and 2013.

As of June 30, 2010, management had determined that a 100% valuation allowance against the Company’s $4.9 million component of deferred tax assets generated by the net operating loss carryforward of $13.9 million was necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. There had been no recent history of positive taxable earnings, thus the entire deferred tax asset related to net operating losses was fully reserved. As of June 30, 2010, management had also determined that a $2.2 million valuation allowance against the Company’s $4.9 million of deferred tax assets generated by book versus tax differences of certain assets and liabilities was necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The Company released $0.6 million of the valuation allowance in fiscal 2010 due to the positive earnings in the Company’s operations and projected earnings in fiscal 2011 and 2012. As anticipated, the Company generated taxable income for fiscal 2011 resulting in a current federal and state tax expense of $0.5 million.

Mr. Larry M. Spirgel

Securities and Exchange Commission

April 5, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7 – Income Taxes, page 41

3.	Please see the proposed disclosure in #2 above in addition to the following proposed disclosure:

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported, if at June 30, 2011, the Company had federal tax operating losses based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

This evidence includes consideration of various uncertainties that management has identified as risk factors to the Company. Recent events, including significant turmoil within the domestic and foreign financial markets, healthcare legislation and increasing unemployment tax rates and taxable wage thresholds, more than likely are expected to contribute to atypical customer attrition and decreased gross profits. Additionally, since the divesture of certain segments in fiscal 2009 unrelated to the Company’s current focus of full service human resources, the Company has had positive results for the last three fiscal periods for financial reporting purposes. However, the Company has not evidenced a similar trend for income tax reporting purposes, experiencing net operating losses in four of prior five fiscal periods, with the current fiscal year as the exception. These taxable losses are primarily the result of permanent timing differences related to the amortization of certain intangible assets for income tax purposes through 2022. The Company’s deferred tax assets and liabilities are susceptible to erratic changes due to the inherent unpredictable nature of the Company’s insurance claim liabilities and sensitivity to unemployment and wage volatility. Changes in the economy and federal and state legislature, both favorable and unfavorable, will impact management’s assumptions and estimates in future periods.

Mr. Larry M. Spirgel

Securities and Exchange Commission

April 5, 2012

After consideration of the evidence, both positive and negative, management has determined that a $6,248 and $7,019 valuation allowance at June 30, 2011 and 2010, respectively, is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance is $771 and $577 for the fiscal years ended June 30, 2011 and 2010, respectively. The Company has federal net operating loss carryforwards of approximately $12.3 and $13.9 million at June 30, 2011 and 2010, respectively, which expire between 2021 and 2030. The difference between federal and state net operating loss carryforwards represents a change in business venue in a prior period.

Pursuant to your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have worked closely with our external auditors on our responses to your comments. We encourage you to contact us, if necessary, to arrange a discussion involving our external auditors if any additional explanation is required with respect to the issues raised in your March 8, 2012 comment letter. You can contact me at (615) 665-9060.

Sincerely,

/s/ Randy Butler
Chief Financial Officer